For immediate release

Bell Gigabit Fibe bringing the fastest Internet to Toronto residents with a billion-dollar+ network investment, creation of 2,400 direct jobs

The new Gigabit Fibe service from Bell will deliver the fastest Internet speeds available;
Gigabit Fibe to be rolled out to 1.1 million Toronto homes and businesses; 50,000 premises will have access this summer;
Bell investing $1.14 billion in Canada’s biggest gigabit infrastructure project;
Close cooperation with Toronto Hydro increases project speed and efficiency;
Bell contributing Gigabit Fibe service to United Way Toronto’s Community Hubs initiative;
Other cities getting Gigabit Fibe service as soon as this summer; fibre infrastructure expansion ongoing in Ontario, Québec and Atlantic Canada;

TORONTO, June 25, 2015 – Bell Canada today announced it will deliver gigabit-per-second Internet speeds to homes and businesses across the City of Toronto with the new Gigabit Fibe service. Coupled with Bell’s single largest infrastructure expansion project, creating approximately 2,400 direct jobs and significant economic and innovation benefits, Gigabit Fibe will bring North America’s fastest Internet speeds to more than a million Toronto premises – starting with approximately 50,000 homes and businesses that will have first access this summer.

“Bell Canada has served Toronto since 1880, and we’re proud to continue our legacy of communications leadership by bringing the fastest Internet speeds to consumers and businesses across Canada’s largest city. Gigabit Fibe is a revolutionary broadband communications service that puts Toronto out front as a world-class Smart City,” said George Cope, President and Chief Executive Officer of Bell Canada and BCE Inc. “Network leadership has been the bedrock of Bell’s rapid transformation in recent years. Our existing high-speed fibre network is already driving fast Fibe TV and broadband Internet growth, and Canada’s largest 4G LTE wireless network is supporting tremendous increases in smartphones and mobile data usage. Gigabit Fibe is key to accelerating Bell’s leadership in home and business Internet services, and to supporting widespread access, innovation and economic benefits for Canadians into the future.”

“As we plan for the future, we need to invest in our city and put in place the infrastructure required to keep Toronto competitive,” said Mayor John Tory. “The rollout of Gigabit Fibe is a testament to Bell’s commitment to investing in Toronto. This is Canada’s largest gigabit Internet infrastructure project, creating 2,400 jobs for our city. I’d like to thank Bell Canada for investing in Toronto and delivering services that meet the needs of today and the future.”

Part of Bell’s plan to invest $20 billion in its broadband fibre and wireless networks across Canada by the end of 2020, Gigabit Fibe will ultimately be available to 1.1 million homes and businesses across the city. Bell will launch Gigabit Fibe in other cities in Ontario, Québec and the Atlantic provinces as soon as this summer in some locations.

As with all other gigabit services, like the Google Fiber project in some US cities, service will initially be available at a maximum 940 Megabits per second and rise to a full 1000 Megabits per second or faster in 2016 as modem equipment suppliers catch up to gigabit speeds. To learn more about Gigabit Fibe, please visit Bell.ca/Fibe.

“Bell’s existing fibre network already delivers both the best television experience anywhere with Fibe TV and fast broadband Internet. With Gigabit Fibe, we’re boosting Internet speeds to blazing fast levels that open up incredible new online opportunities for consumers and business users alike,” said Rizwan Jamal, President of Bell Residential Services. “Consumers can share and access the great content they want faster than ever before — with Gigabit Fibe, you can download 100 photos or songs in 3 seconds, an entire HD movie in 7 seconds, or the whole 14 GB of Orphan Black in HD – shot right here in Toronto – in less than 2 minutes. Small businesses and major enterprises, technology innovators, manufacturers, resource companies, governments, healthcare providers, educators and utilities, all will have incredible new opportunities to share ideas and opportunities, and take full advantage of next-generation cloud data solutions such as Bell’s national network of data hosting centres, including 3 state-of-the-art facilities in the City of Toronto.”

A public partnership without public funding
Fully funded by Bell, Gigabit Fibe in Toronto is supported by the company’s single largest infrastructure buildout. Bell’s long-term agreements with Toronto Hydro to share utility poles across the city are accelerating the Gigabit Fibe project’s efficiency and speeding up deployment. When the project is complete, Bell teams will have upgraded 27 Bell Central Office facilities across the city and installed over 9,000 kilometres of new fibre, both underground via more than 10,000 manholes and on approximately 80,000 Bell and Toronto Hydro poles around the city. Approximately 70% of the network will be aerial and 30% underground.

“Bell stays ahead of the game in communications by investing the capital and planning required, building the best technology teams and working with great partners, like the City of Toronto and Toronto Hydro in the Gigabit Fibe project,” said Stephen Howe, Bell’s Chief Technology Officer. “Our engineers, technicians and field crews are energized about this incredible undertaking and we’re working cooperatively with our partners, suppliers and contractors, residents and businesses to make Toronto North America’s Gigabit leader as quickly and efficiently as possible.”

Bell is building Gigabit Fibe on a neighbourhood-by-neighbourhood basis and will advise residents in advance if Bell crews may need to access their property. Torontonians can visit Bell.ca/Toronto for updates and Gigabit Fibe availability. Bell will have a dedicated customer service process for Gigabit Fibe and work with Toronto’s 3-1-1 information service to answer any questions about the infrastructure project.

Bell suppliers and contractors working on the Gigabit Fibe buildout in Toronto include Aecon, AGIR, Alcatel-Lucent, Asplundh, Corning, Davey Tree, Distinct Tech, Effigis, Expertech, Huawei, Infrastructel, MMM, Somerville, Sentrex, Telecon Group, Teranet and TRJ Telecom.

Bell’s industry-leading capital investments in Canada’s newest broadband networks have a significant positive economic effect, enabling businesses to better innovate, compete and create high value jobs with the fastest Internet access. Including 2,400 direct jobs created in Toronto, Bell estimates Gigabit Fibe Toronto will create more than 8,000 direct and indirect jobs in Ontario and $2.5 billion in economic activity over the next 2 years.

Gigabit support for the United Way
As part of its ongoing support for the United Way Toronto Community Hub initiative, Bell will contribute Gigabit Fibe service to each the charity’s city-wide Community Hubs initiative, including Access Point on the Danforth, Bathurst-Finch, Dorset Park, Jane Street, Mid-Scarborough, Rexdale Community Hub, Victoria Park Hub, and the planned Bridletowne Neighbourhood Centre serving the Steeles L’Amoreaux community.

United Way Community Hubs are focused on building healthy neighbourhoods, and currently host more than 50 community organizations. The Hubs bring together targeted health and social services with essential mixed-use community space under one roof.

“There’s no question that in 2015, the most powerful access to online resources and services is a major factor in supporting opportunity and healthier, more vibrant communities,” said Susan McIsaac, President and CEO of United Way Toronto. “Bell and United Way Centraide are close partners here in Toronto and across Canada. Welcoming our Community Hubs into the infrastructure that will make Toronto one of the world’s smartest cities again demonstrates Bell’s genuine community spirit and desire to make a positive difference in the lives of Canadians.”

Bell matches employee donations to United Way Centraide across Canada. In 2014, the Bell team and Bell Let’s Talk gave more than $1.1 million to United Way Toronto alone, supporting projects such as the United Way mental health crisis response agencies that answer almost 360,000 calls each year. In 2012, George Cope served as Chair of the United Way Toronto Campaign Cabinet, which led that year’s charity campaign to record donations of $117 million.

Bell remains Canada’s broadband leader
Canada’s largest Internet service provider, Bell serves approximately 3.3 million total high-speed Internet customers. Bell will make Gigabit Fibe available in other cities across Ontario, Québec and the Atlantic provinces over the next year, some also as early as this summer. Cities primed for Gigabit Fibe include Québec City, locations in Montréal, Laval, Blainville, Gatineau, Joliette, Saint-Jérôme, Chicoutimi, Sherbrooke, Vaudreuil/Valleyfield, St. John’s, Charlottetown, Halifax, Saint John, Fredericton, Moncton, Sudbury, North Bay, Peterborough and Kingston. Gigabit Fibe infrastructure rollouts are under way in even more cities and service availability will be announced over the next year.

In April, Bell unveiled plans to invest $20 billion across the country from 2015 to the end of 2020 to continue expanding its broadband fibre and 4G LTE mobile networks, one of the largest capital projects in any industry in Canada.

Investing more than anyone in Canada’s modern communications infrastructure and R&D, in urban, rural and remote locations including the North, Bell is dedicated to ensuring Canada remains competitive at the global level in next-generation broadband communications.

About Bell
Bell is Canada’s largest communications company, providing consumers and business customers with wireless, TV, Internet, home phone and business communications services. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home, and digital media. Bell is wholly owned by Montréal’s BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara’s Big Ride for Bell Let’s Talk and Bell Let’s Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to the proposed deployment in the City of Toronto and other cities of the Bell Gigabit Fibe service, the value of the planned investment, the expected timeframe of the network deployment, the number of jobs and economic benefits expected to result from the network deployment, the value of capital investments expected to be made by Bell Canada from 2015 to the end of 2020, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of June 25, 2015 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. The proposed Bell Gigabit Fibe network deployment, and the expected timeframe, are subject to risks including, without limitation, the timely supply of parts and equipment, and the costs thereof, by suppliers and contractors. Accordingly, there can be no assurance that the proposed network deployment will be completed or that it will be completed within the expected timeframe. There can also be no assurance that the employment and economic benefits expected to result from the proposed network deployment will be realized. The value of capital investments expected to be made by Bell Canada from 2015 to the end of 2020 assumes that capital investments will continue at current levels. However, there can be no assurance that such investment levels will be maintained with the result that the value of actual capital investments made by Bell Canada during such period could materially differ from current expectations.
The proposed Bell Gigabit Fibe deployment could also be impacted by our operational risks. Please refer to BCE’s 2014 Annual MD&A dated March 5, 2015 (included in the BCE 2014 Annual Report) and BCE’s 2015 First Quarter MD&A dated April 29, 2015, for a detailed description of such risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

Media inquiries
Jason Laszlo
1-855-614-6602
jason.laszlo@bell.ca
@Bell—News

Investor inquiries
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

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